October 5, 2007

Ms. Pam Howell, Special Counsel

Mail Stop 3561

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Equity Residential
Definitive 14A (the “Proxy Statement”)
Filed April 16, 2007
File No. 1-12252

Dear Ms. Howell:

Equity Residential (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to the Company dated August 21, 2007 (the “Comment Letter”).  The text of the Staff’s comments from the Comment Letter appear below in italics; the responses of the Company appear below in roman type.  Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement or the Comment Letter.  The Company advises you as follows:

1.                                   Meetings and Committees of the Board of Trustees, page 6

Clarify whether any director during the last full fiscal year attended fewer than 75% of the aggregate of the total number of meetings of the board and the total number of meetings held by all committees of the board on which he served.  See Item 407(b)(1) of Regulation S-K.  You  currently only disclose that no trustee attended fewer than 75% of the meetings of the board.

No Trustee attended fewer than 75% of the total number of meetings held by the Board of Trustees and all committees of the Board on which such Trustee served.  As the Company did not so name any Trustee in the Proxy Statement and disclosed overall attendance for each committee on page 7 of the Proxy Statement under the caption, “Governance of the Company-Meetings and Committees of the Board of Trustees,” it believes it has complied with the requirements of Item 407(b)(1) of Regulation S-K, but will include the previous sentence, as applicable, in future filings that require a response to this Item.

2.                                   Shareholder Nominees, page 8

On page 8 you refer shareholders to the company’s bylaws for the procedure to deliver written notice for shareholder nominees.  Instead, please describe the procedures to be followed by shareholders in submitting their recommendations.  See Item 407(c)(2)(iv) of Regulation S-K.

A shareholder of the Company who is a shareholder of record both at the time of giving notice (as described in this paragraph) and at the time of the annual meeting, and who is entitled to vote at such meeting, may nominate individuals for election to the Company’s Board of Trustees if the shareholder complies with the following requirements.  First, the shareholder must give the Secretary of the Company timely written notice of nomination.  Generally, notice will be timely if it is delivered not earlier than [insert date which is the 150th day] nor later than [insert date which is the 120th day] prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting.  The notice must set forth as to each individual the shareholder proposes to nominate (i) the name, age, business address and residence address of the individual, (ii) the class, series and number of any shares of beneficial interest of the Company owned of record or beneficially by the individual, (iii) the date such shares were acquired and the investment interest of the acquisition, (iv) all other information relating to the individual required to be disclosed as if it were a solicitation of proxies for a contested election of trustees or otherwise required by law and regulations, and (v) the individual’s written consent to be named in the proxy statement as a nominee and to serving as a trustee if elected.  Moreover, the shareholder giving such notice must also include the class, series and number of all shares of the Company owned both of record and beneficially by such shareholder, distinguishing each, and, to the extent known by the shareholder giving notice, the name and address of any other shareholder supporting the nominee for election.  The foregoing is a summary of Article II, Section 13 of the Bylaws of the Company and is qualified in its entirety by the text of that Section.  A copy of such Section of the Bylaws may be obtained at no cost by writing to the Secretary of the Company at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606.

The Company will include substantially similar disclosure to the foregoing, subject, among other things, to conforming changes if the applicable Bylaws provision is amended, in future filings that require a response to Item 407(c)(2)(iv) of Regulation S-K.

3.                                   Independence of Trustees, page 9

You state on page 9 that the board considered relationships and transactions, if any, during the past year between each trustee or any member of his or her immediate family and the company.  Describe by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that are considered by the board in determining that the director is independent.  See Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a).

The Board of Trustees reviews the relationships and transactions, if any, during the past year between each Trustee or any member of his or her immediate family as necessary to comply with the definition of independence established by the New York Stock Exchange (“NYSE”).  During the period covered by the Proxy Statement, for each Trustee identified as independent, there were no transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K of the type that would need to be considered in connection with determining the independence of such Trustees under the applicable NYSE definition of independence.  In future filings that require a response to Item 407(a)(3) of Regulation S-K, the Company will specify any category or type of such transactions, relationships or arrangements in accordance with Item 407(a)(3) of Regulation S-K, or state that none exist.

4.                                   Compensation Discussion and Analysis, page 19

Please analyze in this section why the change in control/severance agreements were designed and structured to provide the mentioned material compensation elements and levels.

Please see the discussion of change-in-control agreements on page 36 of the Proxy Statement under the caption, “Executive Compensation-Change in Control/Severance Agreements.”  In 1999, an independent consultant gave a presentation to the Board recommending that the Company adopt change-in-control agreements to ensure that the Company’s executives maintain neutrality in their decision-making process and act in the best interests of shareholders in the event of a potential merger or acquisition.  The consultant indicated that its recommendations were consistent with competitive practice in the general industry.  The Board approved the consultant’s recommendations and thereafter entered into change-in-control agreements with each of its top executive officers at that time which entitled them to severance payments in the event of their termination following a change in control.

In October 2001, in connection with the announced future retirement of the Company’s then Chief Executive Officer, the Board approved amending these change-in-control agreements to also provide for the payment of benefits in the event such executives were terminated within three (3) years following the appointment of a new Chief Executive Officer.  The Board did this to ensure a smooth transition of the senior management team to the new Chief Executive Officer.  For the Chief Financial Officer, the change-in-control agreement was negotiated in connection with her hire from an independent third company.

The Company will include a substantially similar disclosure to the foregoing in future filings that require a Compensation Discussion and Analysis section.

5.                                   Assessment of Individual Executive Performance, page 20

Individual officer performance is an important factor in determining compensation.  Please disclose how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.

The Company responds by expanding the disclosure contained in the Proxy Statement as indicated below.  The additional disclosure is indicated by underlining in the text below.  The Company will include a substantially similar level of detail in future filings that require a response to Item 402(b)(2)(vii) of Regulation S-K.

Assessment of Individual Executive Performance.  Performance of the Chief Executive Officer and President is determined by an assessment of the achievement of both Company financial goals and objectives, as well as department goals and objectives.  Mr. Neithercut has responsibility for Company financial performance and overall Company goals.  He was directly involved in achieving the strong financial results, portfolio transformation, growth of the development business and strong employee engagement detailed in “Company Performance in 2006” below.

Performance of the Chief Operating Officer is determined by an assessment of achievement of the Company’s goals and those department goals for which he has functional responsibility.  Mr. Spector is directly responsible for the transformation of Property Operations detailed in “Company Performance in 2006” below.  In addition, he had responsibility for departmental goals and objectives in the areas of Property Management, Facilities Management, Revenue and Information Technology.  Mr. Spector’s contributions in 2006, as in prior years, extended beyond his functional areas to achievement of overall financial results and participation in investment decisions that support portfolio transformation and increased development.  He has also played a key role in the strong employee engagement detailed below.

Individual performance of all other Executive Officers is determined by an assessment of relevant department goals conducted by the Chief Executive Officer and President in consultation with the Chief Operating Officer.  For the purpose of compensation decisions, that assessment is considered — along with other relevant factors — by the Compensation Committee and the other independent members of the Board.

As Chief Investment Officer, Mr. George is responsible for contributing to the overall financial results of the Company and achievement of overall Company goals, as well as achievement of departmental goals and objectives in the areas of Transactions and the Condominium Division.  He has direct responsibility for property acquisitions and dispositions that achieved the strong financial results and portfolio transformation detailed in “Company Performance in 2006” below.  Acquisitions totaled $1.75 billion for numerous assets in core markets considered to have high barriers to entry.  Dispositions of $2.26 billion included the sale of the Lexford Housing Division, which resulted in an unleveraged internal rate of return of 15% on the Company’s investment, as well as assets in the Company’s non-core markets.

Mr. Tuomi, President — Property Management, is responsible for contributing to the overall financial results of the Company and achievement of overall Company goals, as well as achievement of departmental goals and objectives in Property Management.  He has direct responsibility for rental income and related revenues, property operating expenses, on-site customer service and leadership of Property Management employees across the entire Company portfolio.  The Company’s operations achieved some of the best same-store results in the Company’s history, with revenues increasing by 5.8 percent, expenses increasing by 4.0 percent and net operating income increasing by 7.0 percent.  These achievements had significant impact on the Company’s strong financial results, including an increase in total revenues from continuing operations by $300 million to $2 billion and increased earnings per share to $3.50 compared to $2.79 the previous year.

Mr. Tuomi also participated in the achievement of significant objectives, including the transformation of Property Operations and strong employee engagement detailed in “Company Performance in 2006” below.  He contributed to the Company’s portfolio transformation and increased development.

As Chief Financial Officer, Ms. Brandin is responsible for contributing to the overall financial results of the Company and achievement of overall Company goals, as well as achievement of departmental goals and objectives in the areas of Treasury, Tax, Budgeting and Investor Relations.  Ms. Brandin contributed to achievement of the financial results detailed in “Company Performance in 2006” below.

In addition, she directed achievement of significant goals and objectives in her functional areas.  These included improvements to budgeting, forecasting, risk assessment and tax planning processes, Sarbanes-Oxley compliance, rating agency communications and more clearly articulating the Company’s strategy and accomplishments to the investment community.

The assessments of Company and individual executive performance are factors in determining each of the elements of executive compensation below, along with such factors as Company financial results and shareholder returns.

6.                                   Benchmarking, page 22

You disclose that you benchmark to a peer group of 20 large public real estate investment trusts across a variety of asset classes.  Please identify the benchmark companies, as required by Item 402(b)(2)(xiv) of Regulation S-K, and discuss how these benchmarks are used by the company in determining compensation.

The peer group consists of 19 public REITs and one public real estate operating company that are of the largest size (by total market capitalization) within the public real estate industry across a wide variety of asset classes.  The total market capitalization of this peer group ranges from approximately $7 billion to $44 billion, with a median of approximately $14 billion (as of October 31, 2006).  The Company’s total capitalization at that time of approximately $25 billion ranks in the top 6 of this 20 entity peer group.  The peer group members are:  AMB Property Corporation, Apartment Investment and Management Company, Archstone-Smith Trust, Avalon Bay Communities Inc., Boston Properties, Inc., Brandywine Realty Trust, Brookfield Properties Corporation, Camden Property Trust, Developers Diversified Realty Corporation, Duke Realty Corporation, Equity Office Properties Trust, Forest City Enterprises, Inc., General Growth Properties, Inc., Host Hotels & Resorts, Inc., Kimco Realty Corporation, Liberty Property Trust, ProLogis, Simon Property Group, Inc., United Dominion Realty Trust, Inc., and Vornado Realty Trust.

The Company retained a consultant, FPL Associates Compensation (“FPL”), to assist in the benchmarking process.  FPL compared the Company’s performance against that of the peer group using metrics of:  (a) year-to-date total shareholder return; (b) 2005 total shareholder return; (c) 3-year annualized total shareholder return; and (d) 2005 FFO per share growth and estimated 2006 FFO per share growth.

FPL also compared the individual components and total compensation of the Company’s top executives to the compensation of executives in comparable positions within the peer group.  The tables provided the Company’s Compensation Committee highlighted the 25th percentile, median, average, 75th percentile and 90th percentile market practices, and then displayed each of the Company’s listed executives’ compensation as a percentage of the variance from the market median, average and 75th percentile.

Finally, FPL examined the level of compensation provided to the Company’s top four executive officers over the past three years as it relates to shareholder value created over such period for both the Company and its peer group.  FPL noted that while the Company was in the 72nd percentile of shareholder value created, it was only in the 32nd percentile of total remuneration of its executives as a percentage of shareholder value created.

The Company will include a substantially similar disclosure to the foregoing in future filings that require a response to Item 402(b)(2)(xiv).

7.                                   Elements of Total Compensation, page 22

Please analyze how the company determined each element of compensation based upon the consideration of the factors included in this section.  Discuss with more specificity the factors considered, such as specific responsibilities of each executive, performance in the previous year, etc.  We also note that the factors considered in determining long-term compensation include company performances and “annual goals and objectives.”  Provide a more detailed discussion of the specific factors considered.  For example, identify any specific aspects of company performance that are considered in determining the long-term compensation, including any performance targets.  See Item 402(b)(2)(v) of Regulation S-K.

The Company responds by expanding the disclosure contained in the Proxy Statement as indicated below.  The additional disclosure is indicated by underlining in the text below.  The Company will include substantially similar level of detail in future filings that require a response to Item 402(b)(2)(v) of Regulation S-K.

Annual Cash Bonus

The second element of direct compensation is an annual cash bonus, which for executive officers is meant to:

•                  reward achievement of current-year objectives , as well as long-term success of the Company; and

•                  encourage the retention of key executives by providing competitive compensation and opportunities for superior pay for superior performance.

Executive Officers are awarded discretionary cash bonuses annually based on a number of factors, including both Company performance and individual performance.  The amount of the award is determined as follows:  each Executive Officer has a bonus target amount; the target is set at the time of hire or promotion, although it can be adjusted from time to time, typically at the time of the year-end compensation process; the bonus target is expressed as a percentage of annual salary; and in any year, the cash bonus an Executive Officer actually receives can be greater or less than the target.

Mr. Neithercut’s cash bonus target for 2006 was $900,000:  150% of his annual salary.  His actual annual cash bonus is determined by the Compensation Committee and approved by the independent members of the Board. Factors taken into account in this determination include the bonus target, the Committee’s assessment of performance against Company goals and department goals, bonuses paid to the Company’s chief executive officer in prior years, bonuses paid to the Executive Officers, external benchmarking data, the Company’s overall financial condition, and any other factors deemed relevant by the Compensation Committee.

Mr. Neithercut’s annual cash bonus was 100% of target, reflecting overall Company performance in 2006, as previously discussed, strong financial results, portfolio transformation as well as achievement of current-year goals and objectives.

Bonus targets as a percentage of salaries for the named executives other than Mr. Neithercut are: Mr. Spector - 127%; and Mr. George, Mr. Tuomi and Ms. Brandin - 75%.

Each Executive Officer’s actual bonus is determined by Mr. Neithercut in consultation with Mr. Spector (except for his own bonus) and the Compensation Committee, using the bonus target as a baseline, and considering the assessment of Company performance, the assessment of individual performance against department goals, bonuses paid to the other Executive Officers and employees, external benchmarking data, the Company’s overall financial condition, and any other factors deemed relevant by Mr. Neithercut.

Cash bonuses paid to the ten executive officers as a group for 2006 were 18.5% above target as a result of the achievements discussed in Company Performance in 2006, as well as each executive’s individual performance.  Bonuses paid to the ten Executive Officers as a group for 2006 were 15.5% higher than bonuses paid to the ten Executive Officers for 2005.

Mr. Spector’s annual cash bonus was 100% of target, reflecting both his achievement of current-year functional goals as Chief Operating Officer and his broader contributions to the Company’s overall goals and investment decisions in the areas of Transactions, Portfolio Management and Development, as well as to strong employee engagement.

Mr. George’s annual cash bonus was 190% of target, reflecting his achievement of transforming the Company’s portfolio through acquisitions of targeted assets in core markets for $1.75 billion and through dispositions of $2.26 billion, which included the $1.09 billion sale of the Lexford Housing Division.  Through these acquisitions and dispositions, he exceeded his goals in successfully furthering the reconfiguration of the Company’s assets, including market exits and managing dilution, as part of the Portfolio Transformation described in “Company Performance in 2006” above.  Mr. George provided additional contributions to Company financial results in Condominiums and support of Portfolio Management decisions, and in his role in achieving overall Company and departmental objectives.

Mr. Tuomi’s annual cash bonus was 150% of target, reflecting his significant contribution to financial results, including some of the best same-store results in the Company’s history, and overall Company objectives, as well as his achievements on a broad range of Property Management goals and objectives, and his contributions in the transformations of property operations and the portfolio.

Ms. Brandin’s annual cash bonus was 105% of target, reflecting both strong financial results and her achievement of current-year functional goals as Chief Financial Officer.

Annual cash bonus amounts for the named executive officers are shown in the Summary Compensation Table below.

Emphasis on Long-Term Compensation:  Share Awards and Option Awards

The third element of direct compensation, after annual salary and cash bonus, is long-term compensation consisting of Share Awards and Option Awards, which are meant to:

•                  align the interests of key executives with the interests of the Company and its shareholders;

•                  motivate current and future performance by providing opportunity to participate in the appreciation in the value of the Company’s shares over time;

•                  recognize and reward Executive Officers’ ongoing contributions to the business; and

•                  encourage the retention of its Executive Officers.

The Company believes that share ownership by our Executive Officers is the most direct way to align their interests with those of our shareholders.  As a result, each executive officer’s total annual compensation package includes a significant portion of Share Awards and Option Awards.  The larger one’s total compensation is, the larger the percentage that Share Awards and Option Awards will make up of the total annual compensation.  Sixty percent of Mr. Neithercut’s 2006 total annual compensation is comprised of Share Awards and Option Awards that vest over time.

Executive Officers are awarded long-term compensation annually based on a number of factors, including both Company performance and individual performance for the previous year.  The amount of the awards is determined as follows:  Each Executive Officer is assigned a long-term compensation target amount.  The long-term compensation target is expressed as a percentage of annual salary or of annual salary plus cash bonus.  In any year, the long-term compensation an Executive Officer actually receives can be greater or less than the target.

Mr. Neithercut’s long-term compensation target was $2,250,000 - 150% of his total cash compensation.  His annual long-term compensation is determined by the Compensation Committee together with the other independent members of the Board.  Factors taken into account in this determination include the long-term compensation target, Company performance, the value of similar awards to chief executive officers of comparable companies, the long-term compensation awards given chief executive officers in past years, the Company’s overall financial condition, long-term compensation paid to the other executive officers and employees for the current year, as well as any other factors deemed relevant by the Committee.

Mr. Neithercut’s long-term compensation was 101% of target, reflecting current-year performance, as well as his leadership role in the long-term financial success of the Company and in building the value of the Company’s portfolio.

Long-term compensation targets for 2006 for the named executive officers other than Mr. Neithercut are Mr. Spector: 188% of cash compensation; Mr. George and Mr. Tuomi: 100% of cash compensation; and Ms. Brandin:  75% of annual salary.

The actual long-term compensation award is determined by Mr. Neithercut in consultation with Mr. Spector (except for his own long-term compensation) and the Compensation Committee, using the target as a baseline.  Factors taken into account in determining each Executive Officer’s actual long-term compensation award include Company performance for the year, as previously discussed, the Company’s overall financial condition, the executive’s performance against annual goals and objectives, the percentage of long-term compensation target paid to the other Executive Officers and employees.

Long-term compensation earned by the ten Executive Officers as a group for 2006 was 18.6% above target as a result of the achievements discussed in Company Performance in 2006, as well as each executive’s individual performance.  Long-term compensation paid to the ten Executive Officers as a group for 2006 was 21.7% higher than long-term compensation paid to the ten Executive Officers for 2005.

Mr. Spector’s long-term compensation was 100% of target, reflecting current-year performance, as well as his ongoing contribution to the long-term financial success of the Company and value of the Company’s portfolio.

Mr. George’s long-term compensation was 171% of target, reflecting current-year performance and his significant contribution to the long-term financial success of the Company and value of the Company portfolio, particularly in the area of portfolio transformation.

Mr. Tuomi’s long-term compensation was 150% of target, reflecting current-year performance and his contributions to the long-term financial success of the Company and value of the Company’s portfolio.

Ms. Brandin’s long-term compensation was 143% of target, reflecting both 2006 performance and Ms. Brandin’s contribution to the long-term success of the Company.

Long-term compensation awards for the named executive officers are shown in the Summary Compensation Table below.

8.                                   Emphasis on Long-Term Compensation:  Share Awards and Option Awards, page 24

You refer to share ownership guidelines in the discussion of the board of trustees on page 6.  Please discuss these guidelines as they apply to the named executive offices in the Compensation Discussion and Analysis.  See Item 402(b)(2)(xiii) of Regulation S-K.

The Company believes that it has provided the required disclosure with respect to its officers (identified by position) on page 6 of the Proxy Statement under the caption, “Corporate Governance-Share Ownership Guidelines.”  In future filings that require a response to Item 402(b)(2)(xiii), the Company will include this information, or a cross-reference thereto, in the Compensation Disclosure and Analysis.

9.                                   Outstanding Equity Awards at December 31, 2006, page 32

You disclose in footnote three that the valuation for the 2006 grant pursuant to the Performance Share Plan was 0% of the target.  It is unclear how you determined this valuation.  We direct your attention to Instruction 3 to Item 402(f)(2) of Regulation S-K, which provides that if the largest amount is not determinable, the company must provide a representative amount based on the previous fiscal year’s performance.

Please see footnote 3 to the table captioned “Outstanding Equity Awards at December 31, 2006” on page 33 of the Proxy Statement.  The 0% value was determined in the same way as all other valuations in the table, as described on page 29 of the Proxy Statement under the caption, “Executive Compensation-Performance Share Plan Awards.”

In future filings that require a response to Item 402(f)(2), the Company will clarify that any 0% values represent the result of actual valuations.

10.                             Potential Payments Upon Termination of Employment or Change in Control, page 35

Please clarify those circumstances when the excise tax gross up would be payable and quantify the estimated payments.  See Item 402(j)(2) of Regulation S-K.

As noted in footnote 2 to the table on page 36 of the Proxy Statement under the caption “Executive Compensation-Potential Payments Upon Termination of Employment or Change in Control,” the executive may be subject to certain excise taxes under Section

280G upon a change in control.  The Company’s obligation to reimburse the executive for those excise taxes arises out of a contractual obligation under the Change in Control/Severance Agreements entered into with such executives.

In future filings that require a response to Item 401(j)(2) of Regulation S-K, the Company will add a line to the other non-change in control termination scenarios that will show the amount of excise tax that would be due and will clarify in a footnote to such line that the executive may be reimbursed for payment of such excise taxes upon either a change in control or termination of employment.  In the Proxy Statement, the amounts in such a line would all be 0.  There would be no gross up as a result of a termination as of December 31, 2006, as outlined in the table.

11.                             Certain Relationships and Related Transactions, page 42

Provide the disclosure required by Item 404(b) of Regulation S-K regarding the company’s policies and procedures for the review, approval and ratification of related party transactions.

The Company’s Code of Ethics and Business Conduct (the “Code”) provides that employees (including executive officers) and trustees of the Company should avoid conflicts of interest with regard to their own or the Company’s interest.  Under the Code, conflict of interest exists whenever an individual’s private interests interfere or are at odds with the interests of the Company.  Such a conflict can arise when (i) an employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively, or (ii) an employee or member of his or her family receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party.  For purposes of the Code, the “interests” of each employee include any interests of his or her “immediate family”, defined as spouse, same-sex domestic partner, children, parents, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law.  Any waiver of the provisions of the Code for executive officers or trustees may only be made by the Board of Trustees or the Audit Committee, and any such waiver will be disclosed as required by law or regulation and the rules of the New York Stock Exchange.  The Audit Committee has responsibility for reviewing the Company’s policies relating to the avoidance of conflicts of interest and reviewing any proposed related party transactions.

The Company will include substantially similar disclosure to the foregoing in future filings that require a response to Item 404(b) of Regulation S-K.

The Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned (312-928-1172), or Gregory W. Hayes of DLA Piper US LLP (312-368-2155).

Sincerely,

/s/ Bruce C. Strohm
Bruce C. Strohm,
Executive Vice President and General Counsel